UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the Registration Statement of Creative Global Technology Holdings Limited (the “Company”) on Form S-8 (Registration Number 333-284400), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 1 - INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation and Appointment of Executive Officers and Directors

Shangzhao (“Cizar”) Hong

On March 27, 2025, Mr. Shangzhao (“Cizar”) Hong resigned as the director of the board of directors (the “Board”), the Chairman of the Board, and Chief Executive Officer of the Company, effective on March 27, 2025. Mr. Shangzhao (“Cizar”) Hong has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Hei Tung (“Angel”) Siu

On March 27, 2025, the Board of the Company approved Ms. Hei Tung (“Angel”) Siu’s resignation as Chief Operations Officer and appointment as Chief Executive Officer and Chairman of the Board of the Company, effective on March 27, 2025, to fill the vacancy of Chief Executive Officer and Chairman of the Board.

The biographical information of the newly appointed Chief Executive Officer and Chairman of the Board is set forth below:

Ms. Hei Tung (“Angel”) Siu, age 33, was appointed a director of the Board and Chief Operations Officer of the Company on January 11, 2023. Ms. Siu joined Creative Global Technology Limited, a wholly owned Hong Kong subsidiary of the Company (“CGTHK”), in 2019. Ms. Siu is primarily responsible for procurement and warehouse operations at CGTHK. Ms. Siu has over 7 years of working experience in the pre-owned consumer electronic devices recycling industry. Prior to joining CGTHK, Ms. Siu worked as a marketing and operation manager and was responsible for business and operations consulting at All In Global Enterprise Limited, a business consulting company engaging in business and operation consulting for local SME companies, from 2016 to 2019. From 2013 to 2016, Ms. Siu worked at Eastlink as a purchasing and supply manager and managed purchase and suppliers. In 2021, Ms. Siu obtained a bachelor’s degree in marketing from University of Hull.

There are no arrangements or understandings between Ms. Siu and any other persons pursuant to which she was appointed as the Company’s Chief Executive Officer and Chairman of the Board. There is no family relationship between Ms. Siu and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Ms. Siu that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Ms. Siu signed a Chief Executive Officer Employment Agreement on March 27, 2025, which is filed hereto as Exhibit 10.1. Pursuant to the Chief Executive Officer Employment Agreement, Ms. Siu’s monthly salary is HK$20,000. Ms. Siu will also be eligible to participate in Company’s certain benefits as may be offered from time to time. The foregoing description is qualified by reference to the full text of the Chief Executive Officer Employment Agreement.

Jia Yun Hong

On March 27, 2025, the Board also approved Mr. Jia Yun Hong’s appointment as Chief Operations Officer and director of the Board of the Company, effective on March 27, 2025, to fill the vacancy of Chief Operations Officer and director of the Board.

The biographical information of the newly appointed Chief Operations Officer and director of the Board is set forth below:

Mr. Jia Yun Hong, age 41, is a sales and operations professional in the pre-owned electronics industry with 15 years’ experience. From June 2018 to March 2025, Mr. Hong was Chief Operations Officer and Head of Sales & Marketing at Huizhou Juhui Technology Co., Ltd. While working in Huizhou Juhui Technology Co., Ltd., Mr. Jia Yun Hong was in charge of operations and business development for pre-owned devices (cell phones, tablets, PCs). From July 2016 to May 2018, he was in charge of sales operations at Huizhou Yixingda Technology Co., Ltd. From January 2010 to June 2016, he managed sales operations of Shenzhen-based Hongdingxiang Communication Ltd. focusing on international sales and supply chain management for pre-owned electronics.

There are no arrangements or understandings between Mr. Jia Yun Hong and any other persons pursuant to which he was appointed as the Company’s Chief Operations Officer and a director of the Board of the Company. There is no family relationship between Mr. Jia Yun Hong and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Jia Yun Hong that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Mr. Jia Yun Hong signed a Chief Operations Officer Employment Agreement on March 27, 2025, which is filed hereto as Exhibit 10.2. Pursuant to the Chief Operations Officer Employment Agreement, Mr. Jia Yun Hong’s monthly salary is HK$20,000. Mr. Jia Yun Hong will also be eligible to participate in Company’s certain benefits as may be offered from time to time. The foregoing description is qualified by reference to the full text of the Chief Operations Officer Employment Agreement. Mr. Jia Yun Hong also signed a Director Service Agreement on March 27, 2025, and the Form of the Director Service Agreement is filed hereto as Exhibit 10.3 (incorporated by reference to Exhibit 10.11 to the Form F-1 filed with the SEC on July 19, 2023, as amended). Mr. Jia Yun Hong will receive cash retainer and expense reimbursement for his work consistent with other directors of the Company. The foregoing description is qualified by reference to the full text of the Director Service Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025	Creative Global Technology Holdings Limited

	By:	/s/ Hei Tung (“Angel”) Siu
Hei Tung (“Angel”) Siu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement by and between the Company and Hei Tung (Angel) Siu dated March 27, 2025.
10.2	Employment Agreement by and between the Company and Jia Yun Hong dated March 27, 2025.
10.3	Form Director Service Agreement (incorporated by reference to Exhibit 10.11 to the Form F-1 filed with the SEC on July 19, 2023 as amended).

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